

September 22, 2011

Via E-mail
Michael Brennan
Chief Executive Officer
Micro Imaging Technology, Inc.
970 Calle Amanecer, Suite F
San Clemente, CA 92673

> **Re: Micro Imaging Technology, Inc.**
> **Revised Preliminary Proxy Statement filed on Schedule 14A**
> **Filed September 8, 2011**
> **File No. 000-16416**

Dear Mr. Brennan:

We have reviewed your response letter dated September 7, 2011 and the above referenced revised filing and have the following comments. References to prior comments in this letter relate to comments in our letter dated September 2, 2011. After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Proposal No. 1

Directors and Nominees for Director

1.   We reissue prior comment 1. We note your revised disclosure in response to prior comment 1; however, it appears that you have not fully addressed the recent adoption of the proxy disclosure enhancements in SEC Release Nos. 33-9089 and 33-9089A. As one example, without limitation, Item 401(e)(1) of Regulation S-K requires a brief discussion of the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director at the time that the disclosure is made, in light of your business and structure.   Ensure that Mr. Bennan, who appears to be the Chairman of the Board of Directors according to your most recent 10-K, is identified as such.

Executive Compensation

2.   Your footnote disclosure and presentation of information in the Summary Compensation Table is unclear. For instance, we are unable to locate what footnote 1 is referring to in your table. In addition, please note that only compensation that cannot be properly reported in any other column of the Summary Compensation Table should be included in the "All Other Compensation" column, including such items as perquisites and other personal benefits, or property, received unless the aggregate amount of such

compensation is less than $10,000. It appears that your table should be revised in this regard. Ensure that the dollar value of option awards granted to your named executive officers is presented in your table in accordance with FASB ASC Topic 718. Clarify your narrative disclosure in footnotes 2 and 3, and include a description of the items reported in the "All Other Compensation" column.

Please contact Stephani Bouvet, Staff Attorney, at (202) 551-3545 or me at (202) 551-3457 with any questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-mail
        Christopher Dieterich, Esq.
        Dieterich & Mazarei, LP